EXECUTED COPY

pE
5-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

STORA ENSO CORPORATION
(Translation of registrant's name into English)

Kanavaranta 1
P.O.Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso to restructure its forest ownership in Finland and the USA

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso's Board has approved a plan to restructure the ownership of its forestlands in Finland and the USA through two separate transactions. These steps are consistent with the Group's strategy of freeing up capital and increasing its financial flexibility in order to develop its core businesses. The total amount of forestland involved is about 730 000 hectares with a total book value of approximately EUR 500 million.

In addition to what will be restructured, Stora Enso owns forestland in Sweden, Portugal and Canada that will not be affected by the present restructuring. In Sweden various options to release capital tied up in forests will be investigated. The ownership in Sweden amounts to 1.9 million hectares with a book value of about EUR 700 million. This forestland provides about one quarter of Stora Enso's wood requirements in Sweden and securing this supply is an important prerequisite, making any transaction involving these holdings more difficult.

The total book value of Stora Enso's forest holdings in Finland, the USA and Sweden is about EUR 1.3 billion and the market value about EUR 2.5 billion.

Stora Enso's strategy is to ensure access to the most competitive fibre from socially and environmentally sound sources. Stora Enso does not expect the proposed transactions to affect its continued access to these sources of fibre. Annual procurement from its own forests meets about 6% of Stora Enso's total annual wood requirements in Finland and about 10% of Stora Enso North America's annual wood procurement in the USA.

Finland

Stora Enso plans to transfer its Finnish forestland holdings of approximately 600 000 hectares and related business into a new company to be named Tornator Oy in July 2002. Stora Enso will retain minority ownership in Tornator Oy, and sell the remaining shares to institutional investors by the end of 2002.

The book value of these assets is approximately EUR 400 million and the market value over EUR 500 million. The average sales price of larger areas of forestland in the Nordic countries has varied in recent transactions from approximately EUR 800 to 1 000 per hectare.

Tornator will own and manage the former Stora Enso forestland, sell cutting rights and offer forest management services. Stora Enso and Tornator plan to enter into a wood procurement agreement according to which Tornator will supply about 1.5 million m^3 of timber annually to Stora Enso.

Tornator will have about 50 salaried employees and about 180 forest workers who will be transferred or recruited from Stora Enso as existing employees. Negotiations with employees will start immediately.

The mill sites and some zoning areas, together totalling approximately 4 000 hectares with a book value of EUR 32 million, will continue to belong to Stora Enso after the divestment.

Stora Enso Metsä (Forest), the current existing wood procurement organisation in Finland, will remain responsible for Stora Enso's wood procurement and the wood supply for the Group's Finnish mills.

Mandatum & Co and Morgan Stanley have been appointed as financial advisors for the Finnish transaction.

United States

Stora Enso North America is offering for sale about 130 000 hectares of forestland in the states of Wisconsin, Michigan and Minnesota in the USA. It is planning to divest these assets directly to investors in a transaction that is anticipated to be finalised later this year.

The book value of these assets is approximately EUR 100 million. In negotiations concerning the sale of the land, Stora Enso North America will seek a fibre supply agreement from potential buyers.

About 95% of the land to be sold is in the state of Wisconsin, where the forestlands are enrolled under the Managed Forest Law (MFL). When the sale is finalised, the MFL commitment will be transferred to the new owner. With this transfer, a majority of the land will remain open for hunting and fishing.

The Forest Resources unit will continue to be responsible for Stora Enso North America's wood supply for all US mills.

UBS Warburg has been engaged as the financial advisor for the company for this process.

Financial effect

Divestment of the Finnish and US forests will strengthen Stora Enso's balance sheet and reduce the debt/equity ratio by 0.08 (0.53 at the year end). The debt/equity target is to remain at or below 0.80. The capital employed will be reduced by some EUR 500 million and the return on capital employed (ROCE) will increase by 0.2 percentage points compared with 10.8% for 2001, the target being 13% over the cycle. The financial effects have been calculated on the current book and market values. The proceeds from the transaction are subject to capital gains tax in accordance with local legislation.

On Thursday 16 May you are most welcome to participate in the:

PRESS CONFERENCE in Helsinki hosted by CEO Jukka Härmälä at Wanha Satama, Conference Room A at 1.00 p.m. Finnish time. This conference will be held in Finnish only.

TELEPHONE CONFERENCE at 4.00 p.m. Finnish time, in English.
In Europe dial +44 20 8781 0577 and in the USA dial +1 415 217 0050.
To hear a recording in Europe dial +44 20 8288 4459, access code 635822 and in the USA dial +1 703 736 7336, access code 635822.

For further information, please contact:

Jukka Härmälä, Chief Executive Officer, tel. +358 2046 21404
Björn Hägglund, Deputy Chief Executive Officer, tel. +46 70 528 2785
Voitto Pölkki, Senior Vice President, Forest Finland, tel. +358 40 550 1428
Matti Karjula, Vice President, Regional Procurement, tel. +358 40 520 6240
Kari Vainio, Executive Vice President, Corporate Communications, tel. +44 7799 348 197
Keith Russell, Senior Vice President, Investor Relations, tel. +44 208 432 1552
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America, tel. 715 422 1521

www.storaenso.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2002

STORA ENSO OYJ

By: ____________________

Name: Esko Mäkeläinen
Tile: Senior Executive Vice President, Accounting and Legal Affairs

By: ____________________

Name: Jyrki Kurkinen
Tile: General Counsel